Exhibit 3.1

ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4299 (775) 684-5708 Website: www.nvsos.gov

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)
Filed in the office of /s/ Ross Miller Ross Miller Secretary of State State of Nevada	Document Number 20070017696-18
Filing Date and Time 01/10/2007 9:25 PM
Entity Number E0301232006-1

USE BLACK INK ONLY – DO NOT HIGHLIGHT	ABOVE SPACE FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
Pursuant to NRS 78.385 and 78.390 - (After issuance of Stock)

1. Name of the corporation:
310 HOLDINGS, INC

2. The articles have been amended as follows (provide article number if available):
Article 4 is deleted in its entirety and replaced as follows:
Article 4:                      Authorized Shares
The aggregate number of shares which the corporation shall have authority to issue shall consist of 70,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value.  The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders.   The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.  The Board of Directors may issue such share of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

Forward Stock Split:
On January 5, 2007, the corporation effected a forward stock split at a ratio of 7 for 1 of its issued and outstanding common stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power or such greater proportion of the voting power as may be required in the case of a vote by classes or series , or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:    Majority over 50%

4. Effective date of filing (optional): 01/29/ 08

5. Officer signature (required): X /s/ Nicole Wright

*if any proposed amendment would alter or change any preference or any relative to other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to the affirmative vote otherwise required of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees ay cause this filing to be rejected.

This form must be accompanied by appropriate fees.